Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502

June 22, 2022

VIA EDGAR

Re:	Chavant Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed June 9, 2022

File No. 001-40621

Benjamin Holt

James Lopez

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Dear Mr. Holt and Mr. Lopez:

On behalf of Chavant Capital Acquisition Corp. (the “Company”), we acknowledge receipt of the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 17, 2022 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company with the Commission on June 9, 2022.

We are providing the following response to the Comment Letter on behalf of the Company. The response and information described below are based upon information provided to us by the Company.

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that the Company’s sponsor, Chavant Capital Partners LLC (the “Sponsor”), is not controlled by a non-U.S. person. Dr. Jiong Ma, who is a U.S. citizen, is the sole member of Chavant Capital Partners Manager LLC, the manager of the Sponsor (the “Manager”). Under the organizational documents of the Sponsor, management and control of the Sponsor have been vested exclusively in the Manager. Accordingly, Dr. Ma, as the sole member of the Manager, has voting and investment discretion with respect to the ordinary shares of the Company held of record by the Sponsor. However, funds have been provided to the Sponsor by non-U.S. persons, which represent a majority of the capital of the Sponsor and represented approximately one-half of the private equity capital of the Company before giving effect to the Company’s initial public offering in July 2021. As of May 31, 2022, the Sponsor held approximately 15.8% of the Company’s outstanding ordinary shares. The Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company.

However, in light of the Sponsor’s substantial ties to non-U.S. persons, at the Staff’s request, the Company has prepared additional risk factor disclosure that it proposes to include in the Company’s definitive Proxy Statement to discuss the risk that the Company may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”). The text of the proposed new disclosure is set forth below:

The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our Business Combination.

The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

Our Sponsor has substantial ties to non-U.S. persons, and certain of the members of our Board are non-U.S. persons. Although Dr. Jiong Ma, our chief executive officer, is a U.S. citizen and, as the manager of the Sponsor, has voting and investment discretion with respect to the ordinary shares held of record by the Sponsor, a majority of the funds invested in the Sponsor were provided by non-U.S. persons. Although the Sponsor held 15.8% of the ordinary shares of the Company as of May 31, 2022 and the Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company, we cannot predict whether the Company may be deemed to be a “foreign person” under the regulations relating to CFIUS or may be subject to review by any other U.S. government entity. In addition, targets with which the Company may pursue a Business Combination could also include foreign investment or have other ties to non-U.S. persons. As such, a Business Combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review or other regulatory review, depending on the Company’s ultimate share ownership following the Business Combination and other factors. If a particular proposed Business Combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay our proposed Business Combination, impose conditions with respect to such Business Combination, request the President of the United States to order us to divest all or a portion of the U.S. target business of our Business Combination that we acquired without first obtaining CFIUS approval or prohibit the Business Combination entirely. Accordingly, the pool of potential targets with which the proposed Business Combination can occur may be limited. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may also prevent the Business Combination from occurring within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, even if the Extension Amendment Proposal is approved. These risks may limit the attractiveness of, delay or prevent us from pursuing our initial Business Combination with certain target companies that we believe would otherwise be attractive to us and our shareholders.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our Business Combination. If we are unable to consummate our Business Combination within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a Business Combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.

The Company welcomes any comments from the Staff on its proposed disclosure prior to the filing of its definitive Proxy Statement.

Please do not hesitate to contact John C. Ericson at (212) 455-3520 or Mark Brod at (212) 455-2163 if you wish to discuss our responses to the Comment Letter.

/s/ John C. Ericson
John C. Ericson

cc:	Chavant Capital Acquisition Corp
Dr. Jiong Ma